FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APRIVAL
OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . 1.0
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Bourne, Robert A. 450 South Orange Ave. Orlando, FL 32801	2. Issuer Name and Ticker or Trading Symbol Commercial Net Lease Realty, Inc. NNN	4. Statement for (Month/Year) December 2001	6. Relationship of Reporting Person to Issuer (Check all appropriate) X Director 10% Owner Officer (Give title below) Other (Specify below)
	3. Social Security Number ###-##-####	5. If Amendment, Date of Original (Month/Year)
TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned.
1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Owned at End of Issurer's Fiscal Year (Instr. 3 nd 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	N/A					4,700	I	(1)
Common Stock	07/25/01	A	1,000	A	(2)	215,498	D
Common Stock	N/A					3,820	I	(3)
Common Stock	N/A					255,696	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4 (b)(v).	(Over) SEC 2270 (3/91)
TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Transac- tion Date (Month/ Day/Year	4. Transac- tion Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of- Shares
Options (Right to buy)	$11.15	2/15/01	A	2,500		(5)	2/15/11	Common Stock	2,500	-0-	205,500	D

Explanation of Responses:

(1)  Shares held by The Robert A. Bourne Irrevocable Trust #1 in which Mr. James M. Seneff, Jr. is a Trustee and Mr. Bourne's minor children are the beneficiaries.
((2)  Shares were acquired pursuant to the stock award under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a
       transaction under Rule 16b-3 Vesting begins in 2002 and is completed in 2006.
(3)  Shares held by Mr. Bourne, custodian for minor choldren (Robert Kyle Bourne and and Conner R. Bourne) UGMA.
(4)  Shares held by four limited partnerships of which Mr. Seneff is a general partner. Mr. Seneff disclaims beneficial ownership of these except to the extent of his respective shares percentage interest in each of these securities.
(5)  Stock options were granted under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a transaction exempt under
       Rule 16b-3. The options are exercisable in cumulative one-third installments commencing one year from the date of the grant, with full vesting occuring on the third anniversary date.

  /s/Robert A. Bourne                           February 5, 2002
Signature of Reporting Person                Date

**  Intentional missstatements or omissions of facts constitute Federal Criminal Violations
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).